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Exhibit 12.1

B&G FOODS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS)

	Year Ended Jan. 1, 2005	Year Ended Jan. 3, 2004	Year Ended Dec. 28, 2002
Income before income tax expense	$5,421	$24,687	$24,505
Add:
Interest expense	45,790	26,535	23,940
Amortization of deferred financing costs	2,358	4,670	2,686
Portion of rents representative of the interest factor	1,137	1,054	986

Income as adjusted	$54,706	$56,946	$52,117

Fixed charges:
Interest expense	$45,790	$26,535	$23,940
Amortization of deferred financing costs	2,358	4,670	2,686
Portion of rents representative of the interest factor	1,137	1,054	986

Fixed charges	$49,285	$32,259	$27,612

Ratio of earnings to fixed charges	1.1x	1.8x	1.9x

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  Exhibit 12.1
B&G FOODS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS)